EXHIBIT 99.1

Liminal BioSciences Repays its Secured Debt Ending its Creditor Relationship with Structured Alpha LP

•	Repayment eliminates total debt of $39.1M
•	Early Repayment results in:
•	Total interest savings of CA$9.1M
•	Immediate termination of Loan Agreement and release of security interests over all of its secured assets, including Intellectual Property
•	Immediate termination of Royalty Stream Agreement entered with Structured Alpha LP
•	Immediate cancellation of all Warrants issued pursuant to the Restructuring Agreement
•	Immediate release from all covenants under the Loan and Warrant Agreements

LAVAL, QC and CAMBRIDGE, England, Feb. 16, 2022 /CNW Telbec/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), announced today that it has repaid its debt of $39.1 million to Structured Alpha LP ("SALP") in full, using cash on hand. The loan repayment terminates the Company's creditor relationship with SALP.

"The early repayment of this debt continues our strategy to streamline our business, deleveraging our balance sheet and eliminating the associated interest expense", stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. "Furthermore, as a result of the early repayment, all of SALP's secured interest against the Company's assets are released and will be discharged, resulting in us regaining full control over our intellectual property. This streamlines the path forward for our operations and grants us additional flexibility for the future, including in relation to potential dealmaking around our pipeline assets. The debt, which was previously secured by all the assets of the Company, was due for repayment no later than April 2024 and represented a significant overhang on our balance sheet, which we are pleased to have eliminated." Mr. Pritchard added, "despite having ended our creditor relationship with SALP, we welcome their ongoing support as our major investor."

"We are pleased to have supported the Liminal business over the past 8 years as a lender and we are glad, as a shareholder, to see the Company aligning itself with its peers and progressing its small molecules business," commented Robert Boron, representative of SALP. The Company repaid all outstanding indebtedness under the consolidated loan agreement (the "Repayment") dated April 27, 2017, as amended and restated pursuant to the restatement on April 23, 2019 and as further amended in November 2019 (the "Loan Agreement"). The Repayment terminates the Loan Agreement, certain warrant obligations under such Loan Agreement and the royalty stream purchase agreement dated May 1, 2018, and releases the Company from all covenants contained therein. All security interests, hypothecs, charges and other liens granted by the Company and its affiliates over their assets, including intellectual property, pursuant to the Loan Agreement and related documents, have been released and will be discharged in full.

The Repayment was funded with cash generated from the sale of a pediatric review voucher and the divestment of the Company's plasma-derived therapeutics business that took place in 2021 and represents savings of approximately CA$9.1 million in total future interest expense. The Company believes that the repayment of the debt whilst the Company is well funded to continue its current ongoing operations, is in the best interest of the Company, and reflects its commitment to prudent management and oversight of its financial resources.  No premiums or penalties were required in connection with the Repayment.

During the remainder of 2022, the Company will continue to review its balance sheet position and actively seek opportunities to monetize non-core assets and ways to reduce costs relating to certain commitments associated with the previous operations of the organization.

About Liminal BioSciences Inc.
Liminal BioSciences is a biopharmaceutical company focused on the discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from fibrotic or inflammatory diseases that have a high unmet medical need. The Company's lead small molecule product candidate, fezagepras, has completed the clinical phase of the Phase 1 MAD clinical trial and the Company is in the process of evaluating the complete PK data set from the phase 1 MAD clinical trial. The Company anticipates updating the market on any further development plans for fezagepras during the first half of 2022. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

About Structured Alpha LP
Structured Alpha LP ("SALP") is a limited partnership of which Thomvest Asset Management Ltd. is the sole general partner. Thomvest Asset Management Ltd. is a Toronto-based investment management firm controlled by Peter J. Thomson. As the general partner of SALP, Thomvest Asset Management Ltd. continually reviews investment alternatives and may purchase or sell securities of the Company from time to time in accordance with applicable laws.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward-looking information includes statements concerning, among other things, advancement of Liminal Biosciences' product candidates, the outcome of the analysis of the Phase 1 MAD clinical trial; the potential development of Liminal Biosciences' R&D programs and the timing of initiation or nature of preclinical and clinical trials; our ability to improve our financial position, the impact of the early repayment of the debt to SALP on our cash runway or on the potential for dealmaking around our assets, the discharge of security interests, our ability to actively  seek and close on opportunities to monetize non-core assets and reduce costs relating to contracts associated with the previous operations of the organization.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2020, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2022/16/c9627.html

%CIK: 0001351172

For further information: Corporate Contact, Shrinal Inamdar, Manager, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact, Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 07:15e 16-FEB-22